FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Barton Joel B. (Last) (First) (Middle)	4. Statement for Month/Year February 2002
850 - 76th Street, SW (Street)	5. If Amendment, Date of Original (Month/Year)
Grand Rapids Michigan 49518 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Spartan Stores, Inc. ("SPTN")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Former Executive Vice President Sales and Marketing
3. I.R.S. or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/21/01	A	V	4,047	A	$12.835	see below	D
Common Stock	2/12/02	S		1,000	D	$7.77	see below	D
Common Stock	2/13/02	S		600	D	$7.86	see below	D
Common Stock	2/13/02	S		700	D	$7.77	see below	D
Common Stock	2/13/02	S		700	D	$7.55	1,047	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$10.25	5/09/01	A	V	8,213		5/09/02	5/21/02[1]
Stock Option (Right to Buy)	$10.25	5/09/01	A	V	8,214		5/09/03	5/21/02[1]
Stock Option (Right to Buy)	$10.25	5/09/01	A	V	8,213		5/09/04	5/21/02[1]
Stock Option (Right to Buy)	$10.25	5/09/01	A	V	8,214		5/09/05	5/21/02[1]
Stock Option (Right to Buy)	$16.57	7/11/01	A	V	4,286		7/11/02	5/21/02[1]
Stock Option (Right to Buy)	$16.57	7/11/01	A	V	4,287		7/11/03	5/21/02[1]
Stock Option (Right to Buy)	$16.57	7/11/01	A	V	4,286		7/11/04	5/21/02[1]
Stock Option (Right to Buy)	$16.57	7/11/01	A	V	4,287		7/11/05	5/21/02[1]

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securitie(Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount of Number of Shares
Common Stock	8,213	N/A	8,213	D
Common Stock	8,214	N/A	8,214	D
Common Stock	8,213	N/A	8,213	D
Common Stock	8,214	N/A	8,214	D
Common Stock	4,286	N/A	4,286	D
Common Stock	4,287	N/A	4,287	D
Common Stock	4,286	N/A	4,286	D
Common Stock	4,287	N/A	4,287	D

Explanation of Responses:
1    Because the reporting person terminated employment on February 21, 2002, these options will expire on May 21, 2002, before they become exercisable.

**Intentional misstatements or omissions of facts constitute	By: /s/ Joel B. Barton	March 8, 2002
Federal Criminal Violations.	*Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Joel B. Barton

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.